Exhibit 99.1

Trip.com Group Announces Changes in Board Composition

SHANGHAI, July 1, 2022 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that Dr. Dou Shen, a director nominated by Baidu Inc. (Nasdaq: BIDU; HKEX: 9888) (“Baidu”), has tendered his resignation as a director of the Company, effective on July 1, 2022, and that Mr. Junjie He, a senior vice president of Baidu Inc., has been appointed as a successor director of Trip.com Group following Dr. Dou Shen’s resignation.

Mr. Junjie He joined Baidu in June 2019. Currently serving as a senior vice president of Baidu, Mr. He was appointed as the leader, and be in full charge, of the Mobile Ecosystem Group (MEG) in May 2022. Prior to his current position, Mr. He oversaw Baidu’s M&A (Mergers & Acquisition), SIM (Strategic Investment Management), SOM (Sales Operation and Management), and FP&A (Financial Planning & Analysis) departments. Prior to joining Baidu, he had rich working experience with investment firms including China International Capital Corporation (CICC), CITIC Private Equity, Warburg Pincus and Tibet Langrun Capital. Mr. He currently also serves on the board of directors of iQIYI, Inc. (Nasdaq: IQ). Mr. He obtained his bachelor’s degree from the Guanghua School of Management, Peking University in 2007.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com